Exhibit (e)(35)

June 10, 2015

Brit Reich

[address]

Dear Brit:

This letter confirms a modification to your April 2nd offer of employment based on responsibility changes early in your tenure with the company. Major details of the terms are as follows:

1.	Position:	Vice President, Sales — North America
2.	Reporting relationship:	Chris Metz, President and CEO
3.	Base salary:	$235,000 annually
4.

Bonus Target of 35% - In FY2016, your bonus will be based on 100% company performance on net income. Bonus payouts can range from 0% to 200% of you Bonus target. You will be eligible for a pro-rated bonus payout from your start date for Fiscal Year 2016 (ending 3/31/2016.)

5.	Personal use of - One ATV, one S x S, two snowmobiles, and appropriate gear.
6.	Vacation:	Four (4) weeks’ vacation
7.

At the discretion of the President and Board of Directors, you will receive an initial grant of $135,000 in value (75% value in Stock Options and 25% value in RSU’s). The grant will be given as soon as practical.

8.

If your position is eliminated, for a reason unrelated to your performance, you will be eligible for 9 months of severance, paid in the form of regular pay dates, and COBRA Medical coverage at the same cost as if you were an active employee during that period.

9.	Your employment agreement (signed on hire) is still in effect.

Sincerely,

Christopher Metz

President and Chief Executive Officer

cc: William J. Nee, VP — Human Resources

Signed:	/s/ Brit Reich
Brit Reich

Date:	6/18/2015